UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES ACT OF 1934
For the month of October, 2005
Commission File Number: 0-29154
IONA Technologies PLC
(Translation of registrant’s name into English)
The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

IONA REPORTS Q3 2005 RESULTS
Q3 2005 Highlights
Looking Forward
About IONA
Condensed Consolidated Statements of Operations
Unaudited Pro Forma Statements of Operations
Condensed Consolidated Balance Sheets
SIGNATURES

FOR IMMEDIATE RELEASE:

Contacts:
David Roy	Rob Morton	Tara Humphreys
Investor Relations	Corporate Communications	Corporate Communications
(781) 902-8033	(781) 902-8139	(353) 1-637-2146
ir@iona.com	robert.morton@iona.com	tara.humphreys@iona.com
IONA REPORTS Q3 2005 RESULTS
Artix Revenue Growth Leads to Third Quarter Profitability
DUBLIN, Ireland & WALTHAM, Mass. — October 20, 2005 — IONA® Technologies (NASDAQ: IONA), a world leader in high-performance integration solutions for mission-critical IT environments, today announced third quarter revenues of $17.4 million. On a U.S. generally accepted accounting principles (GAAP) basis, IONA reported net income of $0.01 per share.
“IONA performed well in the third quarter. We achieved continued sequential growth in our Artix business and generated solid performance from our CORBA business,” said Peter Zotto, CEO, IONA Technologies. “With our CORBA revenue steady at last year’s third quarter level, and growth in Artix, IONA achieved profitability in the quarter.”
“I am also pleased with the continued progress we are making on our strategic initiatives, specifically accelerating our partner program with key new additions, expanding our open source program beyond the ObjectWeb Consortium to include membership in the Eclipse Foundation, and sustaining our industry stewardship of CORBA. The success of our commercial software offerings and expanding partner ecosystem, combined with our efforts in the open source community, support IONA’s goal of delivering value to customers and providing sustainable performance for our shareholders.”
“Additionally, I am pleased to announce that Robert McBride has joined IONA on an interim basis as our chief financial officer to lead the finance organization and help us drive our strategic initiatives. Bob was formerly chief financial officer at Ascential Software prior to its acquisition by IBM. He is a recognized industry executive and we welcome his leadership and insights.”
Q3 2005 Highlights
•	Achieved year over year total revenue growth of 6%; 29% growth in license revenue

•	Generated year over year Artix growth of 62%; completed 10 Artix transactions; 5 of them first time Artix purchasers

•	Ended the quarter with $50 million cash and marketable securities

•	Launched www.orbzone.org, an online portal that creates an interactive online resource for the global CORBA user community (press release dated September 20, 2005)

•	Entered into strategic relationship with Satyam, a leading global consulting and IT services company (press release dated October 10, 2005)

•	Entered into a joint technology, marketing and sales agreement with MetaSecure, an IT consulting and secure integration development company (press release dated August 29, 2005)

•	Extended IONA’s open source program by joining the Eclipse Foundation as a Strategic Developer and Board member (press release dated September 12, 2005)

•	Achieved the first development milestone for the open source ESB project Celtix that we launched earlier this year with the ObjectWeb consortium (press release dated September 27, 2005)

•	Extended the Celtix ecosystem through participation in the Synapse and ServiceMix open source projects (press releases dated August 22, 2005 and September 27, 2005)
Looking Forward
IONA expects total revenues for Q4 2005 to be in the range of $17 - $18 million. The company expects total expenses for the fourth quarter 2005, including cost of revenue, operating expenses and a first time expense for accrued vacation, to be in the range of $18 - $19 million.
Conference Call
IONA will host a conference call today at 10:00 a.m. Eastern Time to discuss the company’s third quarter results. Investors and other interested parties may dial into the call using the toll free number (800) 857-4151 or (210) 234-0013 internationally. The conference call will also be available via webcast at www.iona.com/investors. Following the conclusion of the call, a rebroadcast will be available at IONA’s Web site or by calling (866) 436-9387 or (203) 369-1036 internationally until October 27, 2005.
About IONA
For more than a decade, IONA® Technologies (NASDAQ: IONA) has been a world leader in delivering high-performance integration solutions for Global 2000 IT environments. IONA pioneered standards-based integration with its CORBA-based Orbix® products. Artix™, IONA’s extensible Enterprise Service Bus, enables existing enterprise systems to be integrated with an organization’s common infrastructure components. IONA’s sponsorship of the ObjectWeb Celtix open source ESB is a natural extension of the company’s history of solving integration problems by leveraging open standards and distributed architectures.
IONA is headquartered in Dublin, Ireland, with U.S. headquarters in Waltham, Massachusetts and offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, made pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements concerning expected results of operations, expectations regarding future transactions, plans and objectives of management, expectations regarding future financial performance, market positioning, growth, demand and opportunity. The forward-looking statements made are neither promises nor guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated or indicated, including timing and seasonal patterns of product sales; growth in market demand for Web services and integration; IONA’s sales model; impact of competitive products and pricing; development, launch and market acceptance of new and improved products; IONA’s cost reduction efforts and cash balance; the integration of any future acquisitions; undetected errors in software; and general economic conditions, including their effect on the acquisition of new accounts and the time required to close sales transactions. For a more detailed discussion of the risks and uncertainties, please refer to our most recent Annual Report on Form 20-F and other periodic reports and registration statements filed with the Securities and Exchange Commission. You should not place undue reliance on any such forward-looking statements in this press release, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and IONA disavows and disclaims any obligation to do so.
IONA, IONA Technologies, the IONA logo, Orbix, High Performance Integration, Artix, Mobile Orchestrator and Making Software Work Together are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. CORBA is a trademark or registered trademark of the Object Management Group, Inc. in the United States and other countries. All other trademarks that may appear herein are the property of their respective owners.

IONA Technologies PLC
Condensed Consolidated Statements of Operations
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue:
Product revenue	$9,397	$7,291	$22,749	$20,309
Service revenue	8,030	9,191	24,964	28,206

Total revenue	17,427	16,482	47,713	48,515

Cost of revenue:
Cost of product revenue	44	58	128	229
Cost of service revenue	2,843	2,853	8,667	9,010

Total cost of revenue	2,887	2,911	8,795	9,239

Gross profit	14,540	13,571	38,918	39,276

Operating expense:
Research and development	3,842	4,052	11,825	12,879
Sales and marketing	7,797	6,828	22,330	20,787
General and administrative	2,275	2,124	6,501	6,410
Amortization of other assets	39	146	220	432
Restructuring	0	0	(97)	0

Total operating expenses	13,953	13,150	40,779	40,508

Income (loss) from operations	587	421	(1,861)	(1,232)

Interest income, net	174	149	565	190
Net exchange gain (loss)	(130)	(211)	41	(16)

Income (loss) before provision for income taxes	631	359	(1,255)	(1,058)
Provision for income taxes	193	150	548	400

Net income (loss)	$438	$209	($1,803)	($1,458)

Net income (loss) per ordinary share and per ADS
Basic	$0.01	$0.01	($0.05)	($0.04)
Diluted	$0.01	$0.01	($0.05)	($0.04)
Pro forma basic	$0.01	$0.01	($0.05)	($0.03)
Pro forma diluted	$0.01	$0.01	($0.05)	($0.03)

Shares used in computing net income (loss) per ordinary share and per ADS (in thousands)
Basic	35,226	34,673	35,075	34,505
Diluted	35,740	35,770	35,075	34,505
Pro forma basic	35,226	34,673	35,075	34,505
Pro forma diluted	35,740	35,770	35,075	34,505

IONA Technologies PLC
Unaudited Pro Forma Statements of Operations
Impact of Pro Forma Adjustments on Pro Forma Net Income (Loss)
(U.S. dollars in thousands, except per share data)

	Three Months Ended			Three Months Ended
	September 30, 2005			September 30, 2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	As Reported	Adjusts (1)	Pro forma	As Reported	Adjusts (2)	Pro forma

Revenue	$17,427	$0	$17,427	$16,482	$0	$16,482

Cost of revenue	2,887	0	2,887	2,911	0	2,911

Gross profit	14,540	0	14,540	13,571	0	13,571

Research and development	3,842	0	3,842	4,052	(5)	4,047
Sales and marketing	7,797	0	7,797	6,828	0	6,828
General and administrative	2,275	0	2,275	2,124	0	2,124
Amortization of other assets	39	(39)	0	146	(146)	0

Total operating expenses	13,953	(39)	13,914	13,150	(151)	12,999

Income from operations	587	39	626	421	151	572

Income before provision for income taxes	631	39	670	359	151	510

Provision for income taxes	193	0	193	150	0	150

Net income	$438	$39	$477	$209	$151	$360

Net income per ordinary share and per ADS
Basic	$0.01	$0.00	$0.01	$0.01	$0.00	$0.01
Diluted	$0.01	$0.00	$0.01	$0.01	$0.00	$0.01

Shares used in computing net income per ordinary share and per ADS (in thousands)
Basic	35,226		35,226	34,673		34,673
Diluted	35,740		35,740	35,770		35,770

	Nine Months Ended			Nine Months Ended
	September 30, 2005			September 30, 2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	As Reported	Adjusts (1)	Pro forma	As Reported	Adjusts (2)	Pro forma

Revenue	$47,713	$0	$47,713	$48,515	$0	$48,515

Cost of revenue	8,795	0	8,795	9,239	0	9,239

Gross profit	38,918	0	38,918	39,276	0	39,276

Research and development	11,825	0	11,825	12,879	(39)	12,840
Sales and marketing	22,330	0	22,330	20,787	0	20,787
General and administrative	6,501	0	6,501	6,410	0	6,410
Amortization of other assets	220	(220)	0	432	(432)	0
Restructuring	(97)	97	0	0	0	0

Total operating expenses	40,779	(123)	40,656	40,508	(471)	40,037

Loss from operations	(1,861)	123	(1,738)	(1,232)	471	(761)

Loss before provision for income taxes	(1,255)	123	(1,132)	(1,058)	471	(587)

Provision for income taxes	548	0	548	400	0	400

Net loss	($1,803)	$123	($1,680)	($1,458)	$471	($987)

Net loss per ordinary share and per ADS
Basic	($0.05)	$0.00	($0.05)	($0.04)	$0.01	($0.03)
Diluted	($0.05)	$0.00	($0.05)	($0.04)	$0.01	($0.03)

Shares used in computing net loss per ordinary share and per ADS (in thousands)
Basic	35,075		35,075	34,505		34,505
Diluted	35,075		35,075	34,505		34,505

(1)	Adjusted to exclude amortization of other assets of $39,000 for the three months ended September 30, 2005 and $220,000 for the nine months ended September 30, 2005 and restructuring of ($97,000) for the nine months ended September 30, 2005.

(2)	Adjusted to exclude: stock-based compensation of $5,000 for the three months ended September 30, 2004 and $39,000 for the nine months ended September 30, 2004 and amortization of other assets of $146,000 for the three months ended September 30, 2004 and $432,000 for the nine months ended September 30, 2004.

IONA Technologies PLC
Condensed Consolidated Balance Sheets
(U.S. dollars in thousands, except share and per share data)

	September 30,	December 31,
	2005	2004 (1)
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$14,583	$25,096
Restricted cash	495	3,495
Marketable securities	35,383	31,324
Accounts receivable, net of allowance for doubtful accounts of $1,102 at September 30, 2005 and $1,073 at December 31, 2004	7,949	12,912
Prepaid expenses	1,152	1,603
Other assets	297	1,104

Total current assets	59,859	75,534

Property and equipment, net	4,122	4,851
Other non-current assets, net	214	441

Total assets	$64,195	$80,826

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,884	$2,602
Accrued payroll and related expenses	3,228	5,534
Other accrued liabilities	8,860	14,134
Deferred revenue	14,722	21,179

Total current liabilities	28,694	43,449

Other non-current liabilities	1,344	2,415

Shareholders’ equity:
Ordinary shares, €0.0025 par value, 150,000,000 shares authorized; 35,300,208 and 34,803,601 shares issued and outstanding at September 30, 2005 and December 31, 2004, respectively	98	96
Additional paid-in capital	495,833	494,837
Accumulated deficit	(461,774)	(459,971)

Total shareholders’ equity	34,157	34,962

Total liabilities and shareholders’ equity	$64,195	$80,826

(1)	The December balance sheet information has been derived from the December 31, 2004 audited consolidated financial statements.
# # #

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC

Date: October 20, 2005	By:	/s/ Peter M. Zotto

Peter M. Zotto
Chief Executive Officer